UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

NORDSTROM, INC.

(Name of the Issuer)

Nordstrom, Inc.

Nordstrom Holdings, Inc.

El Puerto de Liverpool, S.A.B. de C.V.

Anne E. Gittinger

Anne E. Gittinger Trust u/w Everett W. Nordstrom

1976 Elizabeth J. Nordstrom Trust FBO Anne Gittinger

Charles W. Riley, Jr., solely in his capacity as trustee of Anne E. Gittinger Trust u/w Everett W. Nordstrom and as co-trustee of

Trust A u/w Frances W. Nordstrom and not in any individual capacity

Estate of Bruce A. Nordstrom

1976 Bruce A. Nordstrom Trust (aka 1976 Elizabeth J. Nordstrom Trust FBO Bruce A. Nordstrom)

Trust A u/w Frances W. Nordstrom

Margaret Jean O’Roark Nordstrom, in her capacity as co-executor of the Estate of Bruce A. Nordstrom

Peter E. Nordstrom

Erik B. Nordstrom

James F. Nordstrom, Jr.

Katharine T. Nordstrom 2007 Trust Agreement

Julia K. Nordstrom 2007 Trust Agreement

Audrey G. Nordstrom 2007 Trust Agreement

Erik and Julie Nordstrom 2012 Sara D. Nordstrom Trust

Bruce and Jeannie Nordstrom 2010 MFN Trust

Pete and Brandy Nordstrom 2010 MFN Trust

Bruce and Jeannie Nordstrom 2012 CFN Trust

Pete and Brandy Nordstrom 2012 CFN Trust

Pete and Brandy Nordstrom 2012 Children’s Trust

(Names of Persons Filing Statement)

Common Stock, without par value

(Title of Class of Securities)

655664100

(CUSIP Number of Class of Securities)

Nordstrom, Inc. 1617 Sixth Avenue Seattle, Washington 98101 Tel: (206) 628- 2111	Nordstrom Holdings, Inc.
Anne E. Gittinger
Anne E. Gittinger Trust u/w Everett W. Nordstrom
1976 Elizabeth J. Nordstrom Trust FBO Anne Gittinger
Charles W. Riley, Jr., solely in his capacity as trustee of Anne E.
Gittinger Trust u/w Everett W. Nordstrom and as co-trustee of Trust A
u/w Frances W. Nordstrom and not in any individual capacity
Estate of Bruce A. Nordstrom
1976 Bruce A. Nordstrom Trust (aka 1976 Elizabeth J. Nordstrom
Trust FBO Bruce A. Nordstrom)
Trust A u/w Frances W. Nordstrom
Margaret Jean O’Roark Nordstrom, in her capacity as co-executor of the Estate of Bruce A. Nordstrom
Peter E. Nordstrom
Erik B. Nordstrom
 James F. Nordstrom, Jr.
 Katharine T. Nordstrom 2007 Trust Agreement
Julia K. Nordstrom 2007 Trust Agreement
Audrey G. Nordstrom 2007 Trust Agreement
 Erik and Julie Nordstrom 2012 Sara D. Nordstrom Trust
 Bruce and Jeannie Nordstrom 2010 MFN Trust
Pete and Brandy Nordstrom 2010 MFN Trust
Bruce and Jeannie Nordstrom 2012 CFN Trust
 Pete and Brandy Nordstrom 2012 CFN Trust
Pete and Brandy Nordstrom 2012 Children’s Trust
c/o Nordstrom, Inc.
1617 Sixth Avenue
Seattle, Washington 98101
Tel: (206) 628-2111	El Puerto de Liverpool, S.A.B. de C.V. Mario Pani No. 200, Col. Santa Fe, Del. Cuajimalpa CDMX C.P. 05348 Tel: 52-55-5268-3000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of the Persons Filing Statement)

With copies to:

Derek Zaba Sidley Austin LLP 1001 Page Mill Road, Building 1 Palo Alto, CA 94304 Tel: (650) 565-7000	Gary Gerstman Scott Williams Sidley Austin LLP One South Dearborn Chicago, IL 60603 Tel: (312) 853-7000	Keith Trammell Glenn R. Pollner Wilmer Cutler Pickering Hale & Dorr LLP 7 World Trade Center 250 Greenwich Street New York, NY 10007 Tel: (212) 230-8800	Benjamin P. Schaye Juan F. Méndez Benjamin A. Bodurian Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 Tel: (212) 455-7866

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

i

INTRODUCTION

This Amendment No. 3 (this “Final Amendment”) to the Transaction Statement on Schedule 13E-3 (as amended, the “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (1) Nordstrom, Inc., a Washington corporation (“Nordstrom”) and the issuer of the Nordstrom common stock, no par value per share (the “Common Stock”), that is the subject of the Rule 13e-3 transaction; (2) Nordstrom Holdings, Inc. (formerly known as Norse Holdings, Inc.), a Delaware corporation (“Parent”); (3) El Puerto de Liverpool, S.A.B. de C.V., a Mexican corporation (sociedad anónima bursátil) (“Liverpool”); and (4) Anne E. Gittinger, Anne E. Gittinger Trust u/w Everett W. Nordstrom, 1976 Elizabeth J. Nordstrom Trust FBO Anne Gittinger, Charles W. Riley, Jr., solely in his capacity as trustee of Anne E. Gittinger Trust u/w Everett W. Nordstrom and as co-trustee of Trust A u/w Frances W. Nordstrom and not in any individual capacity, Estate of Bruce A. Nordstrom, 1976 Bruce A. Nordstrom Trust (aka 1976 Elizabeth J. Nordstrom Trust FBO Bruce A. Nordstrom), Trust A u/w Frances W. Nordstrom, Margaret Jean O’Roark Nordstrom, in her capacity as co-executor of the Estate of Bruce A. Nordstrom, Peter E. Nordstrom, Erik B. Nordstrom, James F. Nordstrom, Jr., Katharine T. Nordstrom 2007 Trust Agreement, Julia K. Nordstrom 2007 Trust Agreement, Audrey G. Nordstrom 2007 Trust Agreement, Erik and Julie Nordstrom 2012 Sara D. Nordstrom Trust, Bruce and Jeannie Nordstrom 2010 MFN Trust, Pete and Brandy Nordstrom 2010 MFN Trust, Bruce and Jeannie Nordstrom 2012 CFN Trust, Pete and Brandy Nordstrom 2012 CFN Trust and Pete and Brandy Nordstrom 2012 Children’s Trust (collectively, the “Family Group”).

The Transaction Statement relates to the Agreement and Plan of Merger, dated December 22, 2024 (including all exhibits and documents attached thereto, and as it may be amended, supplemented or modified, from time to time, the “Merger Agreement”), by and among Nordstrom, Parent and Navy Acquisition Co. Inc., a Washington corporation and wholly owned subsidiary of Parent (“Acquisition Sub”), pursuant to which Acquisition Sub was merged with and into Nordstrom (the “Merger”), with Nordstrom surviving the Merger as a wholly owned subsidiary of Parent. As a result of the Merger, Acquisition Sub ceased to exist as an independent entity and, therefore, is no longer a Filing Person.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the transaction that is the subject of the Transaction Statement.

Except as otherwise set forth herein, the information set forth in the Transaction Statement remains unchanged and is incorporated by reference into this Final Amendment. All information set forth in this Final Amendment should be read together with the information contained or incorporated by reference in the Transaction Statement.

While each of the Filing Persons acknowledges that the Merger may be deemed to constitute a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Final Amendment and the Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that, prior to the Merger, Nordstrom was “controlled” by any of the Filing Persons or their respective affiliates.

The information concerning Nordstrom contained in, or incorporated by reference into, the Transaction Statement and the definitive proxy statement (the “Proxy Statement”) filed under Regulation 14A of the Exchange Act with the SEC pursuant to which Nordstrom solicited proxies from Nordstrom’s shareholders in connection with the Merger was supplied by Nordstrom. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, the Transaction Statement and the Proxy Statement was supplied by such Filing Person. No Filing Person, including Nordstrom, is responsible for the accuracy of any information supplied by any other Filing Person.

SCHEDULE 13E-3 ITEMS

Item 10. Source and Amounts of Funds or Other Consideration

(a) — (b), (d) Source of funds; Conditions; Borrowed funds. Items 10(a), (b) and (d) are hereby amended and supplemented as follows:

Concurrently with the filing of this Final Amendment, Nordstrom is filing with the SEC a Current Report on Form 8-K (the “Form 8-K”). Item 1.01 of the Form 8-K is hereby incorporated by reference.

Item 15. Additional Information

(c) Other material information. Item 15(c) is hereby amended and supplemented as follows:

On May 16, 2025, at a special meeting of Nordstrom’s shareholders, Nordstrom’s shareholders voted on a proposal to approve the Merger Agreement.

On May 20, 2025, pursuant to the Merger Agreement, Acquisition Sub merged with and into Nordstrom, with Nordstrom surviving the Merger as a wholly owned subsidiary of Parent. On May 20, 2025, Nordstrom filed the Articles of Merger with the Secretary of State of the State of Washington, pursuant to which the Merger became effective.

At the effective time of the Merger (the “Effective Time”), each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Common Stock owned by Nordstrom or its wholly owned subsidiaries (the “Owned Nordstrom Shares”), the shares contributed to Parent by Liverpool and certain members of the Family Group (the “Rollover Shares”), and shares of Common Stock held by shareholders who have complied with all the provisions of the Washington Business Corporation Act concerning dissenters’ rights with respect to the Merger Agreement) was cancelled and converted into the right to receive $24.25 per share of Common Stock in cash (the “Merger Consideration”), without interest and less any required tax withholdings.

As of the Effective Time, the Owned Nordstrom Shares and the Rollover Shares were automatically cancelled and retired and ceased to exist as issued or outstanding shares, and no consideration or payment was delivered in exchange therefor or in respect thereof.

On May 15, 2025, the board of directors of Nordstrom declared a special cash dividend to holders of the Common Stock, contingent upon the closing of the Merger and payable to shareholders of record as of the close of business on May 19, 2025 in an amount equal to $0.25 per share of Common Stock (the “Special Dividend Amount”), to be paid on May 27, 2025. On the same date, the board of directors of Nordstrom also declared a “stub period” cash dividend to holders of the Common Stock, contingent upon the closing of the Merger and payable to shareholders of record as of the close of business on May 19, 2025 in an amount equal to $0.1462 per share of Common Stock, to be paid on May 27, 2025.

In addition, pursuant to the Merger Agreement, immediately prior to the Effective Time:

•	each outstanding and unexercised vested option to purchase shares of Common Stock (“Option”) was, except as otherwise agreed to in writing prior to the Effective Time by Parent, Nordstrom and a holder of an Option award, cancelled and converted into the right to receive a payment in cash of an amount equal to, without interest and less any required tax withholdings, the product of (1) the total number of shares of Common Stock subject to such cancelled vested Option, multiplied by (2) the excess, if any, of (a) $24.50 (which is the sum of the Merger Consideration plus the Special Dividend Amount) over (b) the exercise price per share of Common Stock subject to such cancelled vested Option; provided, however, that each vested Option for which the exercise price per share of Common Stock was equal to or greater than $24.50 was cancelled in exchange for no consideration;

•	each unvested Option was, except as otherwise agreed to in writing prior to the Effective Time by Parent, Nordstrom and a holder of an Option award, cancelled and converted into the contingent right to receive a payment in cash of an amount equal to, without interest and less any required tax withholdings, the product of (1) the total number of shares of Common Stock subject to such cancelled unvested Option, multiplied by (2) the excess, if any, of (a) $24.50 over (b) the exercise price per share of Common Stock subject to such cancelled unvested Option; provided, however, that the cash received for any unvested Option continues to have, and be subject to, the same terms and conditions (including with respect to vesting and timing of payment) as applied to the corresponding unvested Option immediately prior to the Effective Time, subject to certain exceptions set forth in the Merger Agreement; provided, further, each unvested Option for which the exercise price per share of Common Stock was equal to or greater than $24.50 was cancelled in exchange for no consideration;

•	each outstanding vested restricted stock unit with respect to shares of Common Stock (“RSU”) was, except as otherwise agreed to in writing prior to the Effective Time by Parent, Nordstrom and a holder of an RSU award, cancelled and converted into the right to receive a payment in cash of an amount equal to, without interest and less any required tax withholdings, the product of (1) the number of shares of Common Stock subject to such vested RSU, multiplied by (2) $24.50;

•	each outstanding unvested RSU was, except as otherwise agreed to in writing prior to the Effective Time by Parent, Nordstrom and a holder of an RSU award, cancelled and converted into the contingent right to receive a payment in cash of an amount equal to, without interest and less any required tax withholdings, the product of (1) the number of shares of Common Stock subject to such unvested RSU, multiplied by (2) $24.50, provided, however, that the cash received for any unvested RSU continues to have, and be subject to, the same terms and conditions (including with respect to vesting and timing of payment) as such RSU, subject to certain exceptions set forth in the Merger Agreement;

•	each outstanding vested performance-based restricted stock unit with respect to shares of Common Stock (“PSU”) was cancelled and converted into the right to receive a payment in cash of an amount equal to, without interest and less any required tax withholdings, the product of (1) the number of shares of Common Stock that vested with respect to such PSU multiplied by (2) $24.50;

•	each outstanding unvested PSU was cancelled and converted into the contingent right to receive a payment in cash of an amount equal to, without interest and less any required tax withholdings, the product of (1) the number of shares of Common Stock subject to such unvested PSU (as eventually determined based on actual performance for the applicable performance period based on the applicable terms of such unvested PSU) multiplied by (2) $24.50; provided, however, that the cash received for any unvested PSU continues to have, and be subject to, the same terms and conditions (including with respect to vesting and timing of payment) as such PSU, subject to certain exceptions set forth in the Merger Agreement; and

•	any portion of a PSU not described above was cancelled for no consideration.

In connection with the closing of the Merger, Nordstrom notified the New York Stock Exchange (the “NYSE”) of its intent to remove the Common Stock from listing on the NYSE and requested that the NYSE (i) suspend trading of the Common Stock on the NYSE prior to the opening of trading on May 21, 2025 and (ii) file a Notification of Removal of Listing and/or Registration on Form 25 with the SEC to delist and deregister the Common Stock and Nordstrom’s common stock purchase rights (the “Rights”) under Section 12(b) of the Exchange Act. The delisting and deregistration under Section 12(b) of the Exchange Act will become effective 10 days after the filing of Form 25. Nordstrom intends to file with the SEC a certification and notice on Form 15 with respect to the Common Stock, the Rights and Nordstrom’s previously issued notes and debentures, once the delisting and deregistration under Section 12(b) of the Exchange Act becomes effective. Nordstrom’s reporting obligations under the Exchange Act will be suspended upon the filing of the Form 15.

On May 20, 2025, Nordstrom issued a press release announcing the completion of the Merger. A copy of the press release is attached as Exhibit 99.1 to Nordstrom’s Current Report on Form 8-K, filed concurrently with the SEC, and is incorporated by reference herein as Exhibit 16(a)(5)(ii).

Item 16. Exhibits

The following exhibits are filed herewith:

•	16(a)(2)(i) Definitive Proxy Statement of Nordstrom, Inc. (the “Proxy Statement”) (included in the Schedule 14A filed on April 10, 2025 and incorporated herein by reference).

•	16(a)(2)(ii) Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).

•	16(a)(2)(iii) Letter to Shareholders (included in the Proxy Statement and incorporated herein by reference).

•	16(a)(2)(iv) Notice of Special Meeting of Shareholders (included in the Proxy Statement and incorporated herein by reference).

•	16(a)(2)(v) Current Report on Form 8-K, dated December 22, 2024 (included in Schedule 14A filed on December 23, 2024 and incorporated herein by reference).

•	16(a)(2)(vi) Soliciting Materials (included in Schedule 14A filed on December 23, 2024 and incorporated herein by reference).

•	16(a)(2)(vii) Soliciting Materials (included in Schedule 14A filed on January 10, 2025 and incorporated herein by reference).

•	16(a)(2)(viii) Current Report on Form 8-K, dated January 17, 2025 (included in Schedule 14A filed on January 24, 2025 and incorporated herein by reference).

•	16(a)(5)(i) Current Report on Form 8-K, dated May 20, 2025 (filed on May 20, 2025 and incorporated herein by reference).

•	16(a)(5)(ii) Press Release, dated May 20, 2025 (included in the Current Report on Form 8-K filed on May 20, 2025 and incorporated herein by reference).

•	16(b)(i)* Debt Commitment Letter, dated December 22, 2024, by and among Nordstrom Holdings, Inc. (formerly known as Norse Holdings, Inc.), Wells Fargo Bank, National Association and JP Morgan Chase Bank N.A.

•	16(b)(ii)* Equity Commitment Letter, dated December 22, 2024, by and between Nordstrom Holdings, Inc. (formerly known as Norse Holdings, Inc.) and El Puerto de Liverpool, S.A.B. de C.V.

•	16(b)(iii)* Limited Guaranty, dated December 22, 2024, by and among certain members of the Family Group and Nordstrom, Inc.

•	16(b)(iv)* Limited Guaranty, dated December 22, 2024, by and between El Puerto de Liverpool, S.A.B. de C.V. and Nordstrom, Inc.

•	16(c)(i) Opinion of Morgan Stanley & Co. LLC to the Special Committee of the Board of Directors of Nordstrom, Inc., dated December 22, 2024 (included as Annex B to the Proxy Statement and incorporated herein by reference).

•	16(c)(ii) Opinion of Centerview Partners LLC to the Special Committee of the Board of Directors of Nordstrom, Inc., dated December 22, 2024 (included as Annex C to the Proxy Statement and incorporated herein by reference).

•	16(c)(iii)* Discussion materials prepared by Morgan Stanley & Co. LLC and Centerview Partners LLC, dated December 22, 2024, for the Special Committee of the Board of Directors of Nordstrom, Inc.

•	16(c)(iv)* Discussion materials prepared by Morgan Stanley & Co. LLC and Centerview Partners LLC, dated February 4, 2024, for the Board of Directors of Nordstrom, Inc.

•	16(c)(v)* Discussion materials prepared by Morgan Stanley & Co. LLC and Centerview Partners LLC, dated February 27, 2024, for the Board of Directors of Nordstrom, Inc.

•	16(c)(vi)* Discussion materials prepared by Morgan Stanley & Co. LLC and Centerview Partners LLC, dated March 30, 2024, for the Special Committee of the Board of Directors of Nordstrom, Inc.

•	16(c)(vii)* Discussion materials prepared by Morgan Stanley & Co. LLC and Centerview Partners LLC, dated May 5, 2024, for the Special Committee of the Board of Directors of Nordstrom, Inc.

•	16(c)(viii)* Discussion materials prepared by Morgan Stanley & Co. LLC and Centerview Partners LLC, dated June 15, 2024, for the Special Committee of the Board of Directors of Nordstrom, Inc.

•	16(c)(ix)* Discussion materials prepared by Morgan Stanley & Co. LLC and Centerview Partners LLC, dated September 11, 2024, for the Special Committee of the Board of Directors of Nordstrom, Inc.

•	16(c)(x)* Discussion materials prepared by Morgan Stanley & Co. LLC and Centerview Partners LLC, dated September 15, 2024, for the Special Committee of the Board of Directors of Nordstrom, Inc.

•	16(c)(xi)* Discussion materials prepared by Morgan Stanley & Co. LLC and Centerview Partners LLC, dated October 2, 2024, for the Special Committee of the Board of Directors of Nordstrom, Inc.

•	16(c)(xii)* Discussion materials prepared by Morgan Stanley & Co. LLC and Centerview Partners LLC, dated October 11, 2024, for the Special Committee of the Board of Directors of Nordstrom, Inc.

•	16(c)(xiii)* Discussion materials prepared by Morgan Stanley & Co. LLC and Centerview Partners LLC, dated October 13, 2024, for the Special Committee of the Board of Directors of Nordstrom, Inc.

•	16(c)(xiv)* Discussion materials prepared by Morgan Stanley & Co. LLC and Centerview Partners LLC, dated October 18, 2024, for the Special Committee of the Board of Directors of Nordstrom, Inc.

•	16(c)(xv)* Discussion materials prepared by Morgan Stanley & Co. LLC and Centerview Partners LLC, dated November 16, 2024, for the Special Committee of the Board of Directors of Nordstrom, Inc.

•	16(c)(xvi)* Supplemental discussion materials prepared by Morgan Stanley & Co. LLC and Centerview Partners LLC, dated November 16, 2024, for the Special Committee of the Board of Directors of Nordstrom, Inc.

•	16(c)(xvii)* Discussion materials prepared by Morgan Stanley & Co. LLC and Centerview Partners LLC, dated November 20, 2024, for the Special Committee of the Board of Directors of Nordstrom, Inc.

•	16(c)(xviii)* Discussion materials prepared by Morgan Stanley & Co. LLC and Centerview Partners LLC, dated December 19, 2024, for the Special Committee of the Board of Directors of Nordstrom, Inc.

•	16(c)(xix)* Discussion materials prepared by J.P. Morgan Securities LLC, dated December 21, 2024, for El Puerto de Liverpool S.A.B. de. C.V.

•	16(d)(i) Agreement and Plan of Merger, dated as of December 22, 2024, by and among Nordstrom, Inc., Nordstrom Holdings, Inc. (formerly known as Norse Holdings, Inc.) and Navy Acquisition Co. Inc. (included as Annex A to the Proxy Statement and incorporated herein by reference).

•	16(d)(ii) Rollover, Voting and Support Agreement, dated as of December 22, 2024, by and among the Family Group, Norse Holdings, Inc. and Nordstrom, Inc. (included as Annex D to the Proxy Statement and incorporated herein by reference).

•	16(d)(iii) Rollover, Voting and Support Agreement, dated as of December 22, 2024, by and among El Puerto de Liverpool, S.A.B. de C.V., Nordstrom Holdings, Inc. (formerly known as Norse Holdings, Inc.) and Nordstrom, Inc. (included as Annex E to the Proxy Statement and incorporated herein by reference).

•	16(d)(iv)* Cooperation Agreement, dated as of December 22, 2024, by and among Nordstrom Holdings, Inc. (formerly known as Norse Holdings, Inc.), El Puerto de Liverpool, S.A.B. de C.V., and the Family Group.

•	16(f) Chapter 23B.13 of the Washington Business Corporation Act (included as Annex F to the Proxy Statement and incorporated herein by reference).

•	107* Filing Fee Table.

*            Previously filed with the Transaction Statement on March 4, 2025.

SIGNATURES

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2025

NORDSTROM, INC.

By:	/s/ Ann Munson Steines
	Name:	Ann Munson Steines
	Title:	Chief Legal Officer, General Counsel and Corporate Secretary

NORDSTROM HOLDINGS, INC.

By:	/s/ Erik B. Nordstrom
	Name:	Erik B. Nordstrom
	Title:	Co-Chief Executive Officer

EL PUERTO DE LIVERPOOL, S.A.B. DE C.V.

By:	/s/ Graciano Guichard González
	Name:	Graciano Guichard González
	Title:	Chairman of the Board

By:	/s/ Enrique Guijosa Hidalgo
	Name:	Enrique Guijosa Hidalgo
	Title:	Chief Executive Officer

ANNE E. GITTINGER

/s/ Anne E. Gittinger

ANNE E. GITTINGER TRUST U/W EVERETT W. NORDSTROM

By:	/s/ Charles W. Riley, Jr.
	Name:	Charles W. Riley, Jr.
	Title:	Trustee

1976 ELIZABETH J. NORDSTROM TRUST FBO ANNE GITTINGER

By:	/s/ Anne E. Gittinger
	Name:	Anne E. Gittinger
	Title:	Trustee

CHARLES W. RILEY, JR., SOLELY IN HIS CAPACITY AS TRUSTEE OF ANNE E. GITTINGER TRUST U/W EVERETT W. NORDSTROM AND AS CO-TRUSTEE OF TRUST A U/W FRANCES W. NORDSTROM AND NOT IN ANY INDIVIDUAL CAPACITY

By:	/s/ Charles W. Riley, Jr.
	Name:	Charles W. Riley, Jr.
	Title:	Trustee

ESTATE OF BRUCE A. NORDSTROM

By:	/s/ Margaret Jean O’Roark Nordstrom
	Name:	Margaret Jean O’Roark Nordstrom
	Title:	Co-Executor

By:	/s/ Peter E. Nordstrom
	Name:	Peter E. Nordstrom
	Title:	Co-Executor

By:	/s/ Erik B. Nordstrom
	Name:	Erik B. Nordstrom
	Title:	Co-Executor

1976 BRUCE A. NORDSTROM TRUST (AKA 1976 ELIZABETH J. NORDSTROM TRUST FBO BRUCE A. NORDSTROM)

By:	/s/ Peter E. Nordstrom
	Name:	Peter E. Nordstrom
	Title:	Co-Trustee

By:	/s/ Erik B. Nordstrom
	Name:	Erik B. Nordstrom
	Title:	Co-Trustee

TRUST A U/W FRANCES W. NORDSTROM

By:	/s/ Peter E. Nordstrom
	Name:	Peter E. Nordstrom
	Title:	Co-Trustee

By:	/s/ Erik B. Nordstrom
	Name:	Erik B. Nordstrom
	Title:	Co-Trustee

By:	/s/ Charles W. Riley, Jr.
	Name:	Charles W. Riley, Jr.
	Title:	Co-Trustee

MARGARET JEAN O’ROARK NORDSTROM, IN HER CAPACITY AS CO-EXECUTOR OF THE ESTATE OF BRUCE A. NORDSTROM

/s/ Margaret Jean O’Roark Nordstrom

PETER E. NORDSTROM
/s/ Peter E. Nordstrom

ERIK B. NORDSTROM
/s/ Erik B. Nordstrom

JAMES F. NORDSTROM, JR.
/s/ James F. Nordstrom, Jr.

KATHARINE T. NORDSTROM 2007 TRUST AGREEMENT

By:	/s/ James F. Nordstrom, Jr.
	Name:	James F. Nordstrom, Jr.
	Title:	Trustee

JULIA K. NORDSTROM 2007 TRUST AGREEMENT

By:	/s/ James F. Nordstrom, Jr.
	Name:	James F. Nordstrom, Jr.
	Title:	Trustee

AUDREY G. NORDSTROM 2007 TRUST AGREEMENT

By:	/s/ James F. Nordstrom, Jr.
	Name:	James F. Nordstrom, Jr.
	Title:	Trustee

ERIK AND JULIE NORDSTROM 2012 SARA D. NORDSTROM TRUST

By:	/s/ Peter E. Nordstrom
	Name:	Peter E. Nordstrom
	Title:	Trustee

BRUCE AND JEANNIE NORDSTROM 2010 MFN TRUST

By:	/s/ Peter E. Nordstrom
	Name:	Peter E. Nordstrom
	Title:	Trustee

PETE AND BRANDY NORDSTROM 2010 MFN TRUST

By:	/s/ Erik B. Nordstrom
	Name:	Erik B. Nordstrom
	Title:	Trustee

BRUCE AND JEANNIE NORDSTROM 2012 CFN TRUST

By:	/s/ Peter E. Nordstrom
	Name:	Peter E. Nordstrom
	Title:	Trustee

PETE AND BRANDY NORDSTROM 2012 CFN TRUST

By:	/s/ Erik B. Nordstrom
	Name:	Erik B. Nordstrom
	Title:	Trustee

PETE AND BRANDY NORDSTROM 2012 CHILDREN’S TRUST

By:	/s/ Erik B. Nordstrom
	Name:	Erik B. Nordstrom
	Title:	Trustee